UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Orbitz Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68557K109

(CUSIP Number)

Eric J. Bock

Executive Vice President, Chief Administrative Officer and Chief Legal Officer

Travelport Limited

300 Galleria Parkway

Atlanta, GA 30339

(770) 563-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 9 Pages

CUSIP No. 68557K109	Page 2 of 9 Pages

1	Names of reporting persons TDS Investor (Luxembourg) S.à.r.l.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 39,782,697 (see Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 39,782,697 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 39,782,697
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 36.1%*
14	Type of reporting person* OO

*	Based on 110,241,787 shares of Common Stock outstanding as of July 10, 2014.

CUSIP No. 68557K109	Page 3 of 9 Pages

1	Names of reporting persons Waltonville Limited
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Gibraltar
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 39,782,697 (see Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 39,782,697 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 39,782,697
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 36.1%*
14	Type of reporting person* OO

*	Based on 110,241,787 shares of Common Stock outstanding as of July 10, 2014.

CUSIP No. 68557K109	Page 4 of 9 Pages

1	Names of reporting persons Travelport Limited
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 39,782,697 (see Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 39,782,697 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 39,782,697
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 36.1%*
14	Type of reporting person* OO

*	Based on 110,241,787 shares of Common Stock outstanding as of July 10, 2014.

CUSIP No. 68557K109	Page 5 of 9 Pages

1	Names of reporting persons Travelport Holdings Limited
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 39,782,697 (see Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 39,782,697 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 39,782,697
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 36.1%*
14	Type of reporting person* OO

*	Based on 110,241,787 shares of Common Stock outstanding as of July 10, 2014.

CUSIP No. 68557K109	Page 6 of 9 Pages

1	Names of reporting persons Travelport Worldwide Limited
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 39,782,697 (see Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 39,782,697 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 39,782,697
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 36.1%*
14	Type of reporting person* OO

*	Based on 110,241,787 shares of Common Stock outstanding as of July 10, 2014.

Page 7 of 9 Pages

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D (the “Original Filing”), filed on January 28, 2010 by certain of the Reporting Persons identified in Item 2 below, as amended and supplemented by Amendment No. 1 (“Amendment No. 1”), filed on April 25, 2013 by the Reporting Persons identified in Item 2 below, and as further amended and supplemented by Amendment No. 2 (“Amendment No. 2”), filed on May 23, 2014 by the Reporting Persons identified in Item 2 below, and as further amended and supplemented by Amendment No. 3 (“Amendment No. 3” and, the Original Filing as amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”), filed on May 29, 2014 by the Reporting Persons identified in Item 2 hereof, in respect of the common stock, par value $0.01 per share (“Common Stock”), of Orbitz Worldwide, Inc. (the “Issuer”). This Amendment is being filed to report the entry into an underwriting agreement by certain of the Reporting Persons related to the Common Stock of the Issuer.

This Amendment is being filed jointly by Luxco, Waltonville Limited (“Waltonville”), Travelport Limited (“Travelport”), Travelport Holdings Limited (“Holdings”) and Travelport Worldwide Limited (“Worldwide” and, together with Luxco, Waltonville, Travelport and Holdings, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of the Statement is attached as Exhibit 99.1 to Amendment No. 1. Neither the present filing nor anything contained herein nor in the Schedule 13D shall be construed as an admission that the Reporting Persons constitute a “group” for any purposes, and the Reporting Persons do not affirm the existence of a group.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to add:

On July 17, 2014, Luxco entered into an underwriting agreement (the “Underwriting Agreement”) with Credit Suisse Securities

(USA) LLC, as the sole book-running manager (the “Underwriter”), and the Issuer. Pursuant to the Underwriting Agreement, Luxco has agreed to sell, subject to the representations, warranties and closing conditions contained therein, 34,000,000, shares of Common Stock to the Underwriter. In addition, Luxco has agreed to sell to the Underwriter, at the option of the Underwriter, up to 5,000,000 additional shares of Common Stock. The Reporting Persons have been advised by the Issuer that the Underwriting Agreement will be filed by the Issuer as an exhibit to a Current Report on Form 8-K.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding shares of Common Stock set forth below:

Reporting Person	Aggregate Number of Shares of Common Stock Beneficially Owned		Percentage of Outstanding Common Stock(1)
Luxco	39,782,697		36.1%
Waltonville	39,782,697	(2)	36.1%
Travelport	39,782,697	(2)	36.1%
Holdings	39,782,697	(2)	36.1%
Worldwide	39,782,697	(2)	36.1%

(1)	Calculated based on 110,241,787 shares of Common Stock outstanding as of July 10, 2014.
(2)	By virtue of the relationships reported in Item 2 and pursuant to Rule 13d-3 under the Act, each of such Reporting Persons may be deemed to indirectly beneficially own the 39,782,697 shares of Common Stock beneficially owned by Luxco.

Page 8 of 9 Pages

(b) By virtue of the relationships reported in Item 2 and pursuant to Rule 13d-3 under the Act, each of Luxco, Waltonville, Travelport, Holdings and Worldwide may be deemed to have shared voting and dispositive power with respect to 39,782,697 shares of Common Stock.

(c) Except as set forth herein, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) Except as set forth in Item 6 below, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2014

TDS INVESTOR (LUXEMBOURG) S.À.R.L.

By:	/s/ Rochelle Boas
	Name:	Rochelle Boas
	Title:	Manager

WALTONVILLE LIMITED

By:	/s/ Kristina Howell
	Name:	Kristina Howell
	Title:	Director

TRAVELPORT LIMITED

By:	/s/ Rochelle Boas
	Name:	Rochelle Boas
	Title:	Senior Vice President and Assistant Secretary

TRAVELPORT HOLDINGS LIMITED

By:	/s/ Rochelle Boas
	Name:	Rochelle Boas
	Title:	Senior Vice President and Assistant Secretary

TRAVELPORT WORLDWIDE LIMITED

By:	/s/ Rochelle Boas
	Name:	Rochelle Boas
	Title:	Senior Vice President and Assistant Secretary